EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

among:

CHEROKEE INC.,

FFS MERGER SUB LLC,

FFS HOLDINGS, LLC, and

THE SELLERS’ REPRESENTATIVE

Dated as of October 13, 2015

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), effective October 13, 2015 (the “Effective Date”), is made by and among FFS Holdings, LLC, a Delaware limited liability company (the “Company”), Darin Kraetsch, solely in his capacity as the Sellers’ Representative (“Sellers’ Representative”), Cherokee Inc., a Delaware corporation, or its designee (“Buyer”), and FFS Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Buyer (“Merger Sub”). Except as otherwise indicated, capitalized terms have the meanings set forth in ARTICLE VII.

BACKGROUND

A.Buyer, Merger Sub and the Company desire to enter into a transaction by which Buyer will acquire all of the issued and outstanding equity interests of the Company by means of a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Delaware Limited Liability Company Act (the “DE LLC Act”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become the surviving entity and a wholly owned subsidiary of Buyer.

B.This Agreement has been approved by the board of directors of Buyer and the respective managers of Merger Sub and the Company.

C.This Agreement has been approved by the requisite vote of the members of Merger Sub and the Company.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE ACQUISITION

1.1Merger; Closing.

(a)Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company.  Following the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving limited liability company in the Merger (sometimes referred to as the “Surviving Company”), will be wholly owned by Buyer and will succeed to and assume all of the rights and obligations of Merger Sub and the Company in accordance with the DE LLC Act.  The Merger and the other transactions contemplated by this Agreement and the other agreements referred to in this Agreement are collectively referred to as the “Acquisition”.

(b)Concurrently with the execution of this Agreement or as soon as practicable following thereof, the Company will cause a certificate of merger in substantially the form attached hereto as Exhibit A (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in the DE LLC Act. The Merger will become effective at the time when the Certificate of Merger has been so filed or at any later time agreed to in writing by the Company and Buyer and specified in the Certificate of Merger (the “Effective Time”).

(c)At the Effective Time, (i) the Certificate of Formation of the Surviving Company will be the Certificate of Formation of the Surviving Company until changed or amended as provided in such document or by any applicable Legal Requirement, and (ii) the limited liability company agreement of the Surviving Company will be amended and restated as attached hereto as Exhibit B (the “A&R Operating Agreement”).

(d)The managers of the Surviving Company immediately after the Effective Time will be as set forth in the A&R Operating Agreement, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with any applicable Legal Requirement, and the Certificate of Formation of the Surviving Company and the A&R Operating Agreement.

(e)The officers of the Surviving Company immediately after the Effective Time will be the individuals set forth on Schedule 1.1(e), until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with any applicable Legal Requirements, and the Certificate of Formation of the Surviving Company and the A&R Operating Agreement.

(f)At the Effective Time, each Member will have the right to receive an amount in cash equal to the amount of capital contribution of such Member (the “Capital Contribution Amount”) in accordance with the schedule of consideration attached hereto as Schedule 1.2(b).

(g)At the Effective Time, each unit of Interest of the Company outstanding immediately prior to the Effective Time will no longer be outstanding and will automatically be cancelled and extinguished and will be converted into the right to receive an amount in cash equal to the quotient obtained by dividing (x) the Adjusted Closing Payment Amount by (y) the total number of units of Interest outstanding as of the Effective Time (the “Per Unit Participation Amount”), without interest, and each Member will cease to have any rights with respect thereto, except the right to receive its allocable portion of the Purchase Price in accordance with Section 1.2.

(h)At the Effective Time, each issued and outstanding unit of membership interest of Merger Sub will be converted into and become one fully paid and non-assessable unit of membership interest of the Surviving Company and such membership interest will be held by Buyer.

1.2Consideration.

(a) Purchase Price. Subject to any post-Closing adjustments made pursuant to Section 1.3 (d) below, the total consideration for the Acquisition (the “Purchase Price”) will be TWELVE MILLION DOLLARS AND 00/100 ($12,000,000.00) payable as follows:

(i)ELEVEN MILLION FOUR HUNDRED THOUSAND DOLLARS AND 00/100 ($11,400,000.00), minus the transaction expenses set forth on Schedule 1.2(a) (the “Transaction Expenses”) and plus or minus any adjustments made pursuant to Section 1.3(c) below (the “Closing Payment”) shall be paid to the Sellers’ Representative, as representative of the Members, in cash at Closing, it being understood that the Closing Payment shall be allocated and paid to the Members, subject to Section 1.2(c) below, in accordance with the schedule of consideration attached hereto as Schedule 1.2(b);

(ii)SIX HUNDRED THOUSAND DOLLARS AND 00/100 ($600,000.00) (the “Escrowed Funds”) shall be deposited by Merger Sub with the Escrow Agent and administrated in accordance with the provisions of the Escrow Agreement. The parties agree that the Escrowed Funds (less any prior disbursements made pursuant to this Agreement and the Escrow Agreement and excluding any amounts that are subject to a Claim made pursuant to this Agreement) shall be held by the Escrow Agent until the third business day following the one (1) year anniversary of the Effective Date. The Parties agree that, to the extent not paid directly by the Members, the Required Financials Expense shall be paid out of the Escrowed Funds as contemplated by Section 4.7 hereof.

(b) Schedule of Consideration.  Schedule 1.2(b) sets forth the following information: (i) the name and address of each Member; (ii) the number and class of units of Interest held by each Member; (iii) the total number of units of Interest outstanding as of the Effective Time (the “Outstanding Units”) and the Per Unit Participation Amount; (iv) the Capital Contribution Amount with respect to each Member; and (v) the dollar amount and percentage of the Closing Payment payable to each Member.

(c)Payment of Consideration. Prior to the Effective Date, Sellers’ Representative will have delivered to Members holding in the aggregate 100% of the Interests, at such Member’s respective addresses set forth on Schedule 1.2(b), a Letter of Transmittal. Upon surrender of any certificate or instrument which immediately prior to the Effective Time represented Outstanding Units together with a duly executed Letter of Transmittal to Buyer and Sellers’ Representative, the Member will be entitled to receive in exchange therefor that portion of the Closing Payment that such Member has the right to receive pursuant to the provisions of this Section 1.2.

1.3Purchase Price Adjustments.

(a) Closing Statement. As soon as practical prior to the Closing, the Company shall have prepared in good faith and delivered to Buyer an estimated balance sheet (including supporting schedules with respect thereto) and a calculation of the Company’s estimated Working Capital as of the Effective Date (the “Estimated Closing Working Capital” and together with the estimated balance sheet, the “Preliminary Closing Statement”) which, subject to the adjustments described in Schedule 1.3(a), shall have been determined in accordance with the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Interim Financials and the example statement of the Estimated Closing Working Capital attached as Exhibit C hereto. Promptly following the Effective Date, but in no event later than sixty (60) days following the Effective Date, Buyer (with the assistance and cooperation of Sellers’ Representative) shall prepare and deliver a balance sheet and calculation of the Company’s Working Capital as of the Effective Date (the “Closing Statement”). If Buyer shall fail to prepare and deliver the Closing Statement within such sixty (60) day period, the Preliminary Closing Statement shall be deemed the Closing Statement. The Closing Statement shall be prepared in a manner consistent  with the preparation of the Preliminary Closing Statement.

(b)Disagreements as to Closing Statement. The value and amounts reflected on the Closing Statement shall be binding upon Buyer and the Members unless the Sellers’ Representative gives written notice of disagreement with any of said values or amounts within thirty (30) days after receipt by Sellers’ Representative of the Closing Statement specifying in reasonable detail, insofar as possible, the nature and extent of such disagreement. If Buyer and Sellers’ Representative are unable to resolve any such disagreement within thirty (30) days after Buyer gives notice thereof, the disagreement shall be referred for final determination to a recognized national or regional accounting firm selected by Buyers and reasonably acceptable to Sellers’ Representative or, in the absence of agreement, by a recognized national or regional accounting firm agreed to by the accounting firm designated by Sellers’ Representative’s and Buyer’s primary accountants. Buyer and Sellers’ Representative may submit to such accounting firm any facts which they deem relevant to the determination, and the determination of such accounting firm shall be conclusive, non-appealable and binding upon Buyer and Members for all purposes. Buyer and Sellers’ Representative agree that judgment may be entered upon the determination of such accounting firm in any court having jurisdiction over the party against which such determination is to be enforced. Buyer and Sellers’ Representative agree that the procedures established by this Section 1.3(b) shall constitute the exclusive procedures for resolving disagreements as to the values reflected on the Closing Statement.

(c)Adjustments to Purchase Price. If (i) the Estimated Closing Working Capital is greater than $50,000.00 (the “Target Working Capital Amount”), then the difference shall be considered an increase to the Purchase Price and shall be paid to the Members at Closing. If the Estimated Closing Working Capital is less than the Target Working Capital Amount, then the difference shall be considered a decrease to the Purchase Price and shall be deducted from the payments made by Buyer to the Members at Closing.

(d)Post-Closing Adjustments.  In the event the final Closing Statement accepted or deemed accepted by Sellers’ Representative pursuant to Section 1.3(b) above reflects Working Capital as of the Effective Date (the “Final Closing Working Capital”) that is less than the Target Working Capital Amount, then the entire difference shall be deemed a post-Closing decrease to the Purchase Price (reflecting any adjustment pursuant to Section 1.3(c)) that shall be paid by Sellers’ Representative and Buyer promptly instructing the Escrow Agent to distribute to the Buyer, pursuant to the Escrow Agreement, the amount of such difference. In the event the Final Closing Working

Capital is greater than the Target Working Capital Amount, then the entire difference shall be deemed a post-Closing increase to the Purchase Price (reflecting any adjustment pursuant to Section 1.3(c)) that shall be paid by Buyer to Sellers’ Representative. Any payments made pursuant to this Section 1.3(d) shall be made within five (5) business days following the date on which the Closing Statement is accepted by or becomes binding upon Sellers and Buyer in accordance with Section 1.3(b) above.

(e) Payment of Certain Expenses. The Sellers’ Representative and Buyer shall each pay the fees and disbursements of their respective internal and independent accountants and other personnel incurred in the initial preparation, review and final determination of the Closing Statement. The fees and disbursements of the accounting firm to which any disagreement is referred pursuant to Section 1.3(b) hereof shall be paid by Sellers’ Representative, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Sellers’ Representative or Buyer, respectively, bears to the aggregate amount actually contested by Sellers’ Representative and Buyer.

1.4Closing. The consummation of the Acquisition, including the payment of the Purchase Price as set forth in Section 1.2 (the “Closing”), will take place at the offices of counsel to Buyer at 1900 Avenue of the Stars, 7th Floor, Los Angeles, California 90067 on the Effective Date.

1.5Closing Deliveries.

(a)Company and Sellers’ Representative Closing Deliveries. At the Closing, Sellers’ Representative and the Company will deliver to Buyer:

(i)(1) copies of the Certificate of Formation and Operating Agreement (or corresponding organizational documents) of the Company and each of its Subsidiaries as then in effect, (2) copies of any resolutions adopted by the managers of the Company and the Members authorizing the transactions contemplated by this Agreement, and (3) a certificate of good standing of the Company issued by the Secretary of State of Delaware and each state listed on Schedule 2.1, dated within five (5) days of the Effective Date, certified in each case as of the Effective Date by the President and Chief Executive Officer of the Company as being correct and complete;

(ii)any Required Consents;

(iii)written resignations effective as of the Effective Date of the managers and officers of the Company;

(iv)the Escrow Agreement, duly executed by Sellers’ Representative;

(v)an executed estoppel certificate in favor of Buyer duly executed by each of the master franchisees of the Company;

(vi)an employment agreement (the “Employment Agreement”), duly executed by Brian Curin, in form and substance acceptable to Buyer;

(viii)a letter of transmittal (each, a “Letter of Transmittal”) in the form attached hereto as Exhibit D duly executed by Members holding in the aggregate 100% of the Interests, which such Letter of Transmittal confirms the appointment of the Sellers’ Representative and the indemnification obligations of such Member under the Agreement and effects the surrender of such Member’s right, title and interest in such Member’s Interests in exchange for the applicable portion of the Purchase Price pursuant to Schedule 1.2(b);

(ix)a side letter duly executed by Flip Flop Shops, Inc. (“FFS Member”) in form and substance acceptable to Buyer whereby, among other things, FFS Member agrees to change its corporate name so that it does not contain the words “Flip Flop,” “FFS”, or any trademark of the Company;

(x)a termination and release agreement in the form attached hereto as Exhibit E duly executed by each party set forth on Schedule 1.5(a)(xi) whereby, among other things, such party terminates the Related Party Contract such party is party to and releases all claims such party has against the Company and Buyer arising from such Related Party Contract; and

(xi)disks containing a copy of the entirety of the Data Rooms (the “Data Room Disks”).

(b)Buyer Closing Deliveries. At the Closing, Buyer will make the following deliveries:

(i)Buyer will deliver to Sellers’ Representative, by wire transfer of immediately available federal funds to an account designated by Sellers’ Representative, the Closing Payment for distribution to the Members as set forth in Schedule 1.2(b);

(ii)Buyer will deliver the Escrow Agreement, duly executed by Buyer;  and

(iii)Buyer will deliver the Transaction Expenses as set forth in Schedule 1.2(a);  provided,  however, for the avoidance of doubt, the Transaction Expenses are being paid by Buyer at the direction and for the convenience of the Company, the Members and the Sellers’ Representative and all such Transaction Expenses shall remain the responsibility of the Members and the Sellers’ Representative.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Buyer on the date of this Agreement (the “Disclosure Schedule”), the Company represents and warrants to Buyer and Merger Sub that the statements contained in this ARTICLE II are true, correct and complete as of the date of this Agreement (or, if made as of a specified date, as of such date). Unless the context clearly indicates otherwise, all references to the Company contained in ARTICLE II or III of this Agreement will be read to include the Company together with each of its Subsidiaries.

2.1Organization. The Company is limited liability company duly organized, validly existing and in good standing under the laws of Delaware. The Company has the necessary limited liability company power and authority to conduct its business in the manner in which its business is currently being conducted. The Company is qualified to do business in each jurisdiction listed on Schedule 2.1, and the Company is qualified and in good standing under the laws of each state of the United States and each foreign jurisdiction where the nature of its business requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect on the Company. There is no pending or threatened proceeding for the dissolution or liquidation of the Company.

2.2Organizational Documents. The Company has delivered to Buyer or its counsel complete and accurate copies of the following: (a) the Certificate of Formation and Operating Agreement of the Company, as currently in effect, and attached hereto as Schedule 2.2--1, and (b) minutes and other records of the meetings and other proceedings of the managers and members of the Company. The Company is not in violation of any provisions of its Certificate of Formation or Operating Agreement. Except as set forth on Schedule 2.2--2, the minute books of the Company, all of which have been made available to Buyer, are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete records of all meetings, and actions taken by written consent of, the members, the managers and any committees of the managers of the Company, and no meeting, or action taken by written consent, of any such members, managers or committees have been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

2.3Subsidiaries.

(a)Schedule 2.3(a) sets forth the name of each subsidiary of the Company (each a “Subsidiary” and collectively, the “Subsidiaries”), and the jurisdiction of its incorporation or organization. Except for the Subsidiaries, the Company does not own, directly or indirectly, any outstanding voting securities of or other ownership interests in any other Person. Except for the Company’s ownership interests in the Subsidiaries and the Company Intellectual Property, the Company does not own any other assets or have any Liabilities.

(b)Each Subsidiary is duly organized, validly existing and in good standing under the laws of the state or jurisdiction of its organization. Each Subsidiary has the necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted.

(c)Except as set forth in Schedule 2.3(c), (i) neither the Company nor any Subsidiary, is a general or limited partner of any general partnership, limited partnership or other entity, and (ii) the Company is the owner of all of the outstanding capital stock of each Subsidiary, and (iii) there are no options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other Contracts to which the Company or any Subsidiary is a party relating to the issuance or sale of any securities or other interests in any Subsidiary and no other Person has the right to acquire any equity interest in any Subsidiary.

2.4Authority.  The Company has the limited liability company power and authority to enter into and to perform its obligations under this Agreement and each of the agreements, certificates and documents required to be delivered by the Company pursuant to the terms of this Agreement (the “Company Ancillary Agreements”). The execution, delivery and performance of the Agreement and the Company Ancillary Agreements, and the consummation of the transactions contemplated by the Agreement and the Company Ancillary Agreements, have been duly authorized and approved by all necessary limited liability company action on the part of the Company and the Members. The Agreement and each of the Company Ancillary Agreements constitute the legal, valid and binding obligation of the Company, enforceable against the Company accordance with their terms, subject to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. The indemnification obligations of the Members in Article V of this Agreement constitute the legal, valid and binding obligation of the Members, enforceable against the Members accordance with their terms, subject to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

2.5Non-Contravention; Required Consents. The execution and delivery of the Agreement and the Company Ancillary Agreements by the Company and the consummation of the transactions contemplated by the Agreement and the Company Ancillary Agreements by the Company will not (a) conflict with or violate any provisions of the Certificate of Formation or Operating Agreement of the Company; (b) violate any Legal Requirement applicable to the Company; or (c) result in a breach, cause a default under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate obligations under, any Contract listed on Schedule 2.5(a). Except as set forth on Schedule 2.5 (the “Required Consents”), the Company is not required to make any filing with or give any notice to, or to obtain any consent from, any Person in connection with the execution and delivery of this Agreement or the Company Ancillary Agreements by the Company or the Company’s consummation of the transactions contemplated by this Agreement or the Company Ancillary Agreements.

2.6Capitalization.

(a)Schedule 2.6(a) sets forth a complete and correct list of (i) the Interests and the record owners thereof, which membership interests represent all of the authorized, issued and outstanding membership interests of the Company. There are no outstanding Options. All of the issued and outstanding membership interests of the Company are duly authorized, validly issued, fully paid and nonassessable.

(b)No Interests were issued in violation of any preemptive rights. No preemptive rights, rights of first refusal or similar rights exist with respect to the Interests, and no such rights arise or become exercisable by virtue of or in connection with the transactions contemplated by this Agreement. There are no outstanding appreciation rights, profit participation or other similar rights with respect to securities of the Company. There are no voting agreements or voting trusts with respect to any of the Interests.

(c) There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any outstanding membership interests of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity. There are no accrued and unpaid dividends with respect to any outstanding membership interests of the Company.

2.7Financial Statements.

(a)The Company has delivered to Buyer complete copies of (i) audited consolidated balance sheets of the Company as of December 31, 2012, 2013 and 2014, and the related statements of income and cash flows for the years then ended (the audited consolidated balance sheet of the Company as of December 31, 2014 and the related statements of income and cash flows for the year then ended are collectively, the “Audited Financials”), and (ii) an unaudited consolidated balance sheet of the Company as of June 30, 2015, and the related unaudited statements of income and cash flows for the period then ended (the “Interim Financials” and, collectively with the Audited Financials, the “Financial Statements”). The Financial Statements (i) were prepared from the books and records of the Company in accordance with GAAP consistently applied in all material respects (except for the lack of notes with respect to the Interim Financials which notes, if included, would not disclose material liabilities or obligations of the Company which are not either reflected in such financial statements, elsewhere in this Agreement or in the Disclosure Schedules), and (ii) present fairly the financial position of the Company as of the date thereof and the results of its operations for the periods then ended (with respect to the unaudited interim statements, subject to normal year-end adjustments and any other adjustments expressly described therein or in the Disclosure Schedules) in all material respects.

(b)The Company has maintained, and the Company maintains, internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to prepare the financial statements of the Company and to maintain accountability for the Company’s assets; (iii) prevent or timely detect unauthorized acquisition, use or disposition of the assets of the Company, (iv)  reports of the Company assets are compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(c)The Company has no debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto (“Liabilities”), except (a) those which are adequately reflected or reserved against in the Financial Statements, and (b) those which have been incurred in the ordinary course of business consistent with past practice since June 30, 2015 and which are not, individually or in the aggregate, material in amount.

2.8Absence of Changes.  Except as contemplated by this Agreement or as disclosed in the Interim Financials, since December 31, 2014, the Company has operated only in the ordinary and normal course, consistent with past practice, and since December 31, 2014, the Company has not:

(a)suffered any Material Adverse Change;

(b)experienced any loss, theft, damage or destruction to any of the Company’s assets having an aggregate value in excess of $20,000;

(c)incurred any Liabilities other than in the ordinary course consistent with past practices;

(d)other than in the ordinary course consistent with past practices, permitted or allowed any of its properties or assets to be mortgaged, pledged or subject to any Encumbrance, except liens for current taxes not yet due;

(e)entered into any Contract that would constitute a Material Contract;

(f)caused or experienced the acceleration, termination, modification, or cancellation of any Contract providing for payments by or to the Company in the aggregate of $20,000, or received notice that any other Person intends to accelerate, terminate, modify or cancel any Material Contract;

(g)made or committed to any capital expenditure (or series of related capital expenditures) for additions to property, plant or equipment except for expenditures made in the ordinary course of business consistent with past practices and involving no more than $20,000 individually or $100,000 in the aggregate;

(h)other than in the ordinary course of business consistent with past practices, made any capital investment in, loan to or acquisition of the securities, equity interests or assets of, any other Person other than the Company Subsidiaries;

(i)other than in the ordinary course of business consistent with past practices, incurred any indebtedness for borrowed money in excess of $20,000 individually or $100,000 in the aggregate, or assumed or guaranteed any indebtedness or other obligation of any third party;

(j)delayed or postponed the payment of accounts payable or other Liabilities outside the ordinary course of business consistent with past practices;

(k)released, compromised or cancelled any debts owed to it or claims against others exceeding $20,000 in the aggregate;

(l)granted any increase in compensation of employees (including, without limitation, any increase pursuant to any bonus, pension, profit-sharing, retirement or other plan or commitment), or any increase in any such compensation payable or to become payable to any officer or employee except in the ordinary course of business consistent with past practice;

(m)instituted any employee welfare, equity compensation plan, profit-sharing, retirement or similar plan or arrangement with, any of the officers, directors or employees of the Company;

(n)changed its accounting methods, principles or practices;

(o)merged with or into, consolidated with, or sold a substantial part of its assets to, any other Person;

(p)disposed of or permitted to lapse any patent, trademark or copyright right or any patent, trademark, or copyright registration or application or license; or

(q)entered into any Contract to take any of the actions referred to in clauses (c) through (p).

2.9Material Vendors. Schedule 2.9 sets forth a list of all suppliers and vendors of the Company to whom the Company made payments aggregating $200,000 or more for the fiscal year ended December 31, 2014. Schedule 2.9 shows, with respect to each, the name and dollar volume involved. No such supplier or vendor has terminated or adversely modified its business relationships with the Company, or given notice to the Company of (i) the termination or substantial reduction of such vendor’s business relationship with the Company, or (ii) such vendor’s intention to terminate or substantially reduce the extent of such vendor’s business relationship with the Company. The Company does not purchase products or merchandise for resale purposes and all products or merchandise sold by a franchisee of the Company are purchased by such franchisee from the supplier or vendor of such products or merchandise. The Company has no obligation or Liability (in the form of a guaranty or otherwise) with respect to the purchase of products or merchandise by any franchisee (including any sub-franchisee thereof) of the Company.

2.10Accounts Receivable and Inventory.  All accounts receivable of the Company (i) represent sales actually made in the ordinary course of business consistent with past practice, (ii) are not subject to any valid set-off or counterclaim other than for return policies to which the Company is subject in the ordinary course of business consistent with past practice, (iii) do not represent obligations for goods sold on consignment, and (iv) are not the subject of any actions or proceedings brought by or on behalf of the Company. All accounts receivable of the Company reflected on the Financial Statements are fully collectible in the ordinary course of business, after deducting the allowance for doubtful accounts as reflected in the Financial Statements. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes. The Company does not own any inventory in the conduct of its business.

2.11Intellectual Property.

(a)Schedule 2.11(a) contains an accurate and complete list of all of the Company Intellectual Property comprising each name used by the Company in its business, all United States and foreign patents, patent applications, registered trademarks, trademark applications, unregistered trademarks, service marks, trade names, copyrights and copyright applications registered in the name of, or pending on behalf of, the Company, and all written licenses and other rights granted by any third party to the Company with respect to the any of the foregoing. The list included in Schedule 2.11(a), as to each item, shall also include the registration or application number, if appropriate, the goods with which each mark on the list is used, the country or countries in which each patent or mark is registered, applied for or used, and the application date, registration date and renewal date for each such patent or mark, as applicable. The Company Intellectual Property constitutes all of the Intellectual Property Rights necessary for the operation of the business of the Company as presently conducted.

(b)Except as set forth on Schedule 2.11(b), (i) the Company owns and possesses all right, title and interest in and to, or has a valid license to, all of the Company Intellectual Property Rights, the Company Intellectual Property, to the extent owned by the Company, is owned by the Company free and clear of all joint ownership, assignments, licenses, sublicenses, restrictions, liens, security interest and Encumbrances, and none of the Company Intellectual Property Rights have been abandoned; (ii) no claims by any third party contesting the validity, enforceability, use or ownership of any Company Intellectual Property Rights has been made against and notified to the Company, is currently pending or, to the Knowledge of the Company, is threatened, and to the Knowledge of the Company, there is no reasonable basis for any such claim; (iii) neither the Company nor any registered agent thereof has received any written notices of an allegation of any infringement or misappropriation by, or other conflict with, any third party with respect to any Company Intellectual Property Rights, nor has any such Person received any written claims of infringement or misappropriation of or other conflict with any Intellectual Property Rights of any third party; (iv) to the Knowledge of the Company, the Company has not infringed, misappropriated or otherwise violated in any material respect any Intellectual Property Rights of any third party, nor will any infringement, misappropriation or other conflict with respect to the Intellectual Property Rights of such third party occur as a result of the transactions contemplated hereby, or the continued operation of the business of the Company; and (v) to the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any of the Company Intellectual Property.

(c)Each registered Company Intellectual Property owned by the Company is and has been in compliance with all material legal requirements, and all filings, payments, and other actions required to be made or taken to maintain such item of registered Company Intellectual Property in full force and effect have been made by the applicable deadline. No application for a patent or for a copyright, or trademark registration or any other type of registered Company Intellectual Property filed by or on behalf of the Company and included in the Purchased Assets has been abandoned, allowed to lapse, or rejected.  Schedule 2.11(c) accurately identifies and describes each filing, payment, and action that must be made or taken on or before the date that is ninety (90) days after the Effective Date in order to maintain each such item of such registered Company Intellectual Property in full force and effect.

(d)Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company Intellectual Property for the Company either (i) has signed a valid, enforceable agreement containing an assignment of their Intellectual Property Rights to the Company and confidentiality provisions protecting the Company Intellectual Property, or (ii) if no such agreement exists, was an employee of the Company whose work and any resulting Intellectual Property Rights therein constituted work made for hire under the United States Copyright Act of 1976, as amended.  No current or former member, manager, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any of the Company Intellectual Property.

2.12Title to Assets; Equipment; Real Property.

(a)The Company owns and has good and valid title to, or leases and has a valid leasehold interest in, all tangible assets reflected as being owned by or leased to it in the Financial Statements (except for inventory sold in the ordinary course of business consistent with past practices), free and clear of any Encumbrance (except Permitted Encumbrances). The assets currently owned by and leased to the Company constitute all of the assets and properties used to conduct the Company’s business in the manner in which and to the extent to which such business was conducted during periods reflected in the Financial Statements and is currently being conducted.

(b)The items of equipment and other tangible assets owned by or leased to the Company are adequate for their current uses and are in good condition and repair (ordinary wear and tear excepted). All leases in effect as of the date of this Agreement under which the Company, as lessee, leases items of equipment or other items of personal property are valid, subsisting and in full force and effect, and the Company is not, and, to the Knowledge of the Company, no other party thereto is, in default of any of its obligations under any of such leases.

(c)Schedule 2.12(c) sets forth a list of all real property leases under which the Company is a lessee, sublessee, landlord or sublandlord, or otherwise has an interest under a Contract (the “Leases”). The Company is in compliance with the terms of all Leases, and all such Leases are valid and subsisting and in full force and effect. The Company enjoys peaceful and undisturbed possession under all such Leases. The Company has not agreed to purchase, sell, lease, assign, license or grant to any other Person any right in any real property, except as otherwise contemplated by this Agreement. The Company is not, and, to the Knowledge of the Company, no other party thereto is, in default of any of its obligations under any Lease.

(d)The Company has never owned and does not currently own any real property.

2.13Related Party Transactions. Except as set forth on Schedule 2.13, no Person who is a manager, member, or officer in the Company, or a member of any such manager’s, member’s or officer’s immediate family: (a) has a direct or indirect financial interest in any contract, agreement, arrangement, commitment or undertaking with the Company, except as an owner of the Company; (b) has any interest in any property, real or personal, tangible or intangible (including any Company Intellectual Property Rights), used in the Company’s business, except for the normal rights of a member; or (c) has a material interest in (i) any Person which purchases from or sells, licenses or furnishes to either of the Company any goods, property, technology or intellectual or other property rights or services or (ii) any Contract to which the Company is a party or by which the Company may be bound (each, a “Related Party Contract”).

2.14Contracts.

(a)Except as set forth in Schedule 2.14(a), neither the Company nor any of its assets are party to or bound by any of the following Contracts (the “Material Contracts”):

(i)any licensing agreement or arrangement, either as licensee or licensor, with respect to any Company Intellectual Property Rights, or any other Contract by which the Company is or will be obligated to pay royalties to others with respect to any Intellectual Property Right;

(ii)any guaranty or suretyship, indemnification or contribution agreement or letter of credit, pledge, bond or similar arrangement given by or running to the account of the Company;

(iii)any Contract relating to the purchase, maintenance or acquisition, or sale or furnishing of goods, products, materials, supplies, merchandise, machinery, equipment, parts or any other property or services, excluding, however, (i) any purchase orders or other customer contracts entered into in the ordinary course of the Company’s business, (ii) supplier or vendor contracts entered into in the ordinary course of business, and (iii) any other Contract made in the ordinary course of business that involves revenues or expenditures equal to or less than $100,000 in the aggregate;

(iv)any Contract obligating the Company (1) to refrain from competing with any business, (2) to refrain from conducting business in any particular jurisdiction, (3) to refrain from conducting any business with certain parties, or (4) that otherwise restrains or prevents the Company from carrying on any lawful business;

(v)any employment or consulting Contract other (i) than “at will” employment Contracts and (ii) Contracts that can be terminated without penalty, liability or premium upon prior notice of ninety (90) days or less;

(vi)any Contract relating to indebtedness for borrowed money;

(vii)any Contract to purchase or sell real property;

(viii)any Contract relating to the lease of real or personal property;

(ix)any powers of attorney;

(x)any Contract that contains any severance or termination pay Liabilities or obligations

(xi)any Contract granting exclusive rights or licenses;

(xii)any master franchise agreement;

(xiii)any sub-franchise agreement with a franchisee under a master franchise agreement where such franchisee is permitted by the terms of the master franchise agreement to sub-franchise the right to open stores to sub-franchisees;

(xiv)any other Contract that involves either an unperformed commitment in excess of $100,000 but excluding any such Contracts that can be terminated upon prior notice of ninety (90) days’ or less without liability, penalty or premium; or

(xv)any other Contract that is material to the Company and not previously disclosed pursuant to this Section 2.14.

(b)The Company has delivered to Buyer true, correct and complete copies of all written Material Contracts, and brief written descriptions of all oral Material Contracts that are true, correct and complete in all material respects. There are no existing defaults, events of default or, to the Knowledge of the Company, events, occurrences or acts that, with the giving of notice or lapse of time or both, would constitute defaults, and no penalties have been incurred nor are amendments pending, with respect to the Material Contracts.

(c)The Company has not received notice of any plan or intention of any other party to any Material Contract to exercise any right to cancel or terminate any Material Contract. Other than such amendments or changes as may be implemented in the ordinary course of the Company’s business, the Company does not contemplate and the Company has no Knowledge that any other Person currently contemplates, any material amendment or change to any Material Contract.

2.15Legal Proceedings. There are no Legal Proceedings pending, or to the Knowledge of the Company, threatened by or against the Company other than collection actions in the ordinary course of the Company’s business where the amount in controversy does not individually exceed $20,000. The Company is not subject to any judgment, decree, injunction or order of any Governmental Entity. No action or proceeding has been instituted against either the Company or any Member before any Governmental Entity by any Person seeking to restrain or prohibit the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. There is no event or condition of any kind or character pertaining to the business or assets of the Company that is reasonably likely to result in a Legal Proceeding against the Company. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company is pending or threatened.

2.16Governmental Authorizations; Legal Compliance.

(a)The Company holds the Governmental Authorizations necessary to enable it to conduct its business in the manner in which such business is currently being conducted and to perform all of its obligations under the Contracts to which it is a party. The Company is in compliance with the terms and requirements of such Governmental Authorizations except where any noncompliance would not have a Material Adverse Effect. The Company has not received any written notice or other written communication from any Governmental Entity (a) asserting any violation of or failure to comply with any Legal Requirement of any Governmental Authorization or (b) notifying the Company of the revocation or withdrawal of any Governmental Authorization.

(b)The Company is in compliance in all material respects with all applicable Legal Requirements. The Company has not been cited, fined or otherwise notified of any failure to comply with any applicable Legal Requirement and no Legal Proceeding with respect to any such violation is pending or, to the Actual Knowledge of the Company, threatened. To the Knowledge of the Company, the Company is and has been in compliance with all applicable Franchise Laws in all material respects, including by (i) filing notices and other documents (including FDDs, where applicable) and complying with conditions for exemptions from registration or other filing requirements, prior to the offer or sale of a franchise, (ii) filing on a timely basis all required amendments and renewals of the registrations and exemptions under the Franchise Laws, and (iii) complying with all applicable franchise advertising filing requirements under applicable Franchise Laws and have not offered or sold any franchise in violation of any Franchise Law.

(c)Since its inception, neither the Company nor any of its Affiliates has given or offered to give anything of value to any governmental official, political party or candidate for government office that was illegal to give or offer to give nor has it otherwise taken any action which would constitute a violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law.

2.17Tax Matters.

(a)All Tax Returns required to be filed with any Governmental Entity by the Company have been, or will be, properly and timely filed when due under all applicable laws. The Company has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. All Tax Returns filed by or on behalf of the Company accurately and fairly reflect the Taxes of the Company for the periods covered thereby. The Company has timely paid, withheld or established adequate reserves for all Taxes (whether or not shown on any Tax Return) due or to be due with respect to periods ending on or prior to the Effective Date.

(b)All foreign, state and local jurisdictions where the Company has filed Tax Returns are set forth on Schedule 2.17(b). The Company is not subject to Tax by, or required to file Tax Returns in, any jurisdiction other than those set forth on Schedule 2.17(b).

(c)There is no Tax deficiency or delinquency asserted or, to the Knowledge of the Company, threatened against the Company and no audit, action or similar Legal Proceeding is pending or, to the Knowledge of the Company, threatened by any Governmental Entity against the Company. No adjustment relating to any Tax Return of the Company has been proposed by any Governmental Entity. The Company has not granted any extension to any Governmental Entity of the limitations period during which any Tax liability may be assessed or collected.

(d)There are no Encumbrances for Taxes upon the assets of the Company, except Encumbrances for current Taxes not yet due and payable.

2.18Employee Benefit Matters.

(a)Set forth in Schedule 2.18(a) is a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and each other employee profit-sharing, incentive, deferred compensation, welfare, pension, retirement, severance, group insurance, stock option, bonus and other employee benefit plan, arrangement, agreement and practice which relates to employee benefits, whether or not subject to ERISA, sponsored, maintained or contributed to by the Company, or any other corporation or trade or business under common Control with the Company or treated as a single employer with the Company as determined under Sections 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), or under which the Company or any ERISA Affiliate has any current or future obligation or Liability with respect to a present or former officer, employee, agent or consultant of either of the Company or under which any present or former officer, employee, agent or consultant of the Company, or such present or former officer’s, employee’s, agent’s or consultant’s dependents or beneficiaries, have any current or future right to benefits (collectively, the “Employee Plans”).

(b)The Company has delivered or made available to Buyer true, complete and correct copies of (i) each Employee Plan (or, in the case of each unwritten Employee Plan, a description thereof), (ii) all annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Employee Plan (if any such report was required by applicable law), (iii) the most recent summary plan description for each Employee Plan for which such a summary plan description is required by applicable law, and (iv) each trust agreement and insurance contract relating to any Employee Plan, to the extent applicable.

(c)Each Employee Plan has been maintained, operated and administered under its respective terms and in compliance with all Legal Requirements. All reports, notices and other documents required to be filed, or furnished under the Code, ERISA or the terms of the Employee Plans with respect to each Employee Plan have been duly and timely filed or furnished.

(d)Since their inception, neither the Company nor an ERISA Affiliate has had an obligation to contribute to a “defined benefit plan,” as defined in Section 3(35) of ERISA, a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, or a “multiemployer plan,” as defined in Section 3(37) of ERISA (collectively, “Pension Plans”). No other trade or business is, or has been treated, together with the Company or an ERISA Affiliate, as a single employer under Section 414 of the Code or Section 4001 of ERISA and neither the Company nor any ERISA Affiliate has incurred any Liability to or with respect to an Employee Plan (other than with respect to contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for the payment of premiums not yet due). Neither the Company nor any ERISA Affiliate has incurred or is contingently liable for any withdrawal Liability to any “multiemployer plan” under Section 4021 of ERISA. No Employee Plan has incurred any “accumulated funding deficiency” as defined in Section 412 of the Code and Section 302(a)(2) of ERISA (whether or not waived).

(e)Each Employee Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, or if not so qualified each such plan may still be amended within the remedial amendment period applicable to such plan to cure any qualification defect to the extent permitted by Legal Requirements, and each trust created thereunder which is intended to be exempt from federal income tax under the provisions of Section 501(a) of the Code has been determined by the Internal Revenue Service to be so exempt and no event has occurred or condition exists that could adversely affect the qualified status of any Employee Plan or the exempt status of any such trust.

(f)There are no actions or claims pending or, to the Knowledge of the Company, threatened, with respect to any Employee Plan (other than routine claims for benefits), and there are no investigations or audits of any Employee Plan by any Governmental Entity currently pending, or to the Knowledge of the Company, threatened and there have been no such investigations or audits that have been concluded that resulted in any liability of the Company or an ERISA Affiliate that has not been fully discharged.

(g)No lien has been filed by any person or entity and no lien exists by operation of law or otherwise on the assets of the Company relating to, or as a result of, the operation or maintenance of any Employee Plan, any Pension Plan or any other similar plan maintained, or contributed to, by the Company or any ERISA Affiliate, and the Company has no Knowledge of the existence of facts or circumstances that would reasonably be expected to result in the imposition of such lien.

(h)No termination, retention, severance or similar benefit will become payable, and no employee of the Company will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Employee Plan or other Contract, as a result of the transactions contemplated by this Agreement.

(i)All employees of the Company may be terminated at will, without notice and without incurring any severance or other Liability to the employee in connection with the termination.

(j)Except as disclosed in Schedule 2.18(j), all contributions to, and any payments from, the Employee Plans that may have been required to be made under the terms of such plans have been made timely. All contributions to, and payments from, the Employee Plans, except those payments to be made from a trust qualified under Section 401(a) of the Code, for any period ending on the Effective Date that are not yet payable, but will be required to be made, will be properly accrued and reflected in the Closing Balance Sheet.

(k)The group health plans (as defined in Section 4980B(g) of the Code) that benefit employees are in compliance with the continuation coverage requirements of Section 4980B of the Code as such requirements affect the employees of the Company. There are no outstanding, uncorrected violations under COBRA, with respect to any of the Employee Plans, covered employees, or qualified beneficiaries.

2.19Environmental Matters. The Company is in compliance with all applicable Environmental Laws in all material respects. The Company has not received any notice or other communication from a Governmental Entity or any other Person that alleges that the Company is not in compliance with any Environmental Law.  To the Actual Knowledge of the Company, the Leases and the existing and prior uses and activities thereon, including the use, maintenance and operation of the Company’s business (and activities related thereto), comply and have complied with all Environmental Laws.

2.20Insurance. Schedule 2.20 sets forth a true, complete and correct summary of all policies of insurance for the Company. All such policies are in full force and effect, and the Company has not received any written notice or other written communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. All premiums payable with respect to such policies that are due and payable have been paid and the Company is otherwise in compliance with all conditions and requirements applicable to such policies and coverage thereunder. There is no pending claim (including any workers’ compensation claim) under any insurance policy of the Company.

2.21Labor Relations. (a) There are no labor strikes, disputes, slowdowns, stoppages or lockouts actually pending, or, to the Knowledge of the Company, threatened against or affecting Company, and since the inception of the Company there have been no such actions; (b) the Company is not a party to or bound by any collective bargaining or similar agreement with any labor, organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company; (c) to the Knowledge of the Company, there are no current union organizing activities among the employees of Company; (d) true, correct and complete copies of all written personnel policies, rules or procedures applicable to employees of Company have been delivered to Buyer; (e) the Company is, and has at all times been, in compliance with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where a failure to so comply would not result in a Material Adverse Effect; and (f) excluding any obligations that might arise from the consummation of the transactions contemplated by this Agreement, the Company is in compliance with and has no existing liability under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and any similar state or local Legal Requirements.

2.22Franchisee and Related Operations.

(a)Schedule 2.22(a)--1 lists all stores that are branded as “Flip Flop Shops” or are developed or operated pursuant to a franchise agreement, sub-franchise agreement, store development agreement, or any other similar Contract (together, the “Franchise Agreements”) entered into between a franchisee and the Company and for each store, identifies (i) the address of the store, (ii) the name of the franchisee or master franchisee, as applicable, (iii) the term of the Franchise Agreement and any options for extensions of term thereunder, (iv) the ongoing monthly fees payable to Company by franchisee or master franchisee, as applicable, (v) the amount of any initial franchise or master franchise fees or deposits paid or payable by the applicable franchisee or master franchisee, (vi) description of the protected territory (if any) for the franchisee or master franchisee, as applicable, and (vii) any minimum advertising or marketing obligations of the Company.  Schedule 2.22(a)--2 lists all stores that are branded as “Flip Flop Shops” and are owned or operated by the Company. The Company does not own or operate, nor has the Company granted a franchise or other right or license to any Person to own or operate, any store that is not branded “Flip Flop Shops”. To the Knowledge of the Company, there are no stores utilizing the “Flip Flop Shops” name or related Intellectual Property Rights that are not subject to a Franchise Agreement.

(b)The Company has made available accurate and complete copies of all of the Leases by the Company as lessor, sublessor or guarantor to a franchisee as lessee or sublessee (the “Franchisee Leases”) and each such Franchisee Lease delivered represents the entire agreement by and between the landlord, the franchisee and the Companies relating to the leasing of the subject location.  Schedule 2.22(b) sets forth, with respect to each Franchisee Lease, a complete and accurate summary of the material terms thereof, including without limitation, the address of the franchise, the names of the franchisee, landlord, lessor, lessee, sublessor and sublessee (each as applicable), any guarantor under the Franchisee Lease, the term, base rent, any additional minimum rent or percentage rent, pass-throughs, material use restrictions, and any renewal rights.

(c)Except as set forth on Schedule 2.22(c), there have been no fees received by the Company pursuant to a Franchise Agreement which are currently or which, with the execution of this Agreement, the consummation of the transactions contemplated hereby, the passage of time, or the giving of notice would be subject to a claim of refund by any franchisee.

(d)Each standard form of Franchise Agreement utilized by the Company (the “Standard Form”) in a particular year was attached to the FDD of the Company of such respective year and a copy of each FDD of the Company has been made available to Buyer in the Data Rooms and is included on the Data Room Disks. Attached to Schedule 2.22(d) is the current Standard Form. Other than as set forth on Schedule 2.22(d), (i) the Company has not entered into any Franchise Agreement with any franchisee that is not in the Standard Form as in effect at the time, and (ii) neither any Member nor the Company has made to any franchisee, to any employee or agent of any such franchisee, or to any other Person, any commitment to provide any discounted royalties currently in effect. Other than Contracts provided to Buyer on the Data Room Disks, there are no other Contracts with any franchisee.

(e)Set forth on Schedule 2.22(e) is a list of potential franchisees which the Company is currently in negotiations with or the Company reasonably foresees may enter into a Franchise Agreement with the Company in the next twelve (12) months. For the avoidance of doubt, the parties agree and acknowledge that Schedule 2.22(e) is a good faith forecast and not a guarantee of performance or results of the Company.

(f)The Company has not entered into any guaranty or suretyship, indemnification or contribution agreement or letter of credit, pledge, bond or similar arrangement or co-signed any Contract that would obligate the Company for any Liability of any franchisee of the Company. The Company does not have any product warranty obligation or any other actual or potential Liability with respect to any of the products sold by any franchisee. The Company does not directly or indirectly sell any products to consumers, distributors or franchisees.

(g)Set forth on Schedule 2.22(g) is a list of any and all franchisees of the Company whose franchise relationship with the Company has expired or terminated in the three (3) years preceding the Effective Date (each, a “Terminated Franchisee”). There are no Legal Proceedings pending, or to the Knowledge of the Company, threatened by or against the Company with respect to any Terminated Franchisee or any other franchisee of the Company.

(h)Since December 31, 2014, no franchisee of the Company has adversely modified its business relationships with the Company, or given notice to the Company of (i) the termination or substantial decrease of such franchisee’s business relationship with the Company, or (ii) such franchisee’s intention to terminate or substantially decrease the extent of such franchisee’s business relationship with the Company. The Company does not have any intention of terminating or substantially decreasing the Company’s relationship with any franchisee.

(i)Since January 1, 2010, the Company has prepared and maintained FDDs in compliance with applicable Franchise Laws. All FDDs that were used to offer or sell franchises for any franchises that are in effect as of the Effective Date: (i) have contained all information required by the FTC Rule and other Franchise Laws; (ii) have otherwise been prepared and delivered to prospective Franchisees in compliance with the Franchise Laws; (iii) do not contain any statement which is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made.  Company has retained properly-signed FDD receipts evidencing compliance with the applicable Franchise Laws with respect to all franchises granted since January 1, 2010.

2.23Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

2.24ACA Compliance.  The Company has fewer than fifty (50) ACA Employees and is not (and has not been) required to provide coverage under the Patient Protection and Affordable Care Act. The Company has not incurred liability for any assessable payments with respect to the Employer Shared Responsibility Requirements.

2.25Disclaimer of Other Representations and Warranties. The representations and warranties set forth in this Article II are the only representations and warranties made by the Company with respect to the Company or any other matter relating to the transactions contemplated by this Agreement.  Except as specifically set forth in this Agreement, the Company makes no other warranty, express or implied, as to any matter whatsoever relating to the Company or any other matter relating to the transactions contemplated by this Agreement including as to (i) the operation of the business of the Company after the Closing in any manner (ii) the probable success or profitability of the business of the Company after the Closing, or (iii) any information contained in any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Buyer or its Affiliates or representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Buyer or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub represent and warrant to the Company that the statements contained in this ARTICLE III are true, correct and complete as of the Effective Date.

3.1Due Organization. Buyer is a Delaware corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite corporate power and authority to own its properties and conduct its business as currently conducted. Merger Sub is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite limited liability company power and authority to own its properties and conduct its business as currently conducted.

3.2Authority; Binding Nature. Buyer and Merger Sub each have the corporate or limited liability company power, respectively, and authority to execute, deliver and perform its obligations under this Agreement and each of the Company Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Ancillary Agreements to which Buyer or Merger Sub is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Buyer or Merger Sub, respectively. This Agreement and the Company Ancillary Agreements to which Buyer or Merger Sub is a party have been duly and validly executed by Buyer or Merger Sub and constitute the legal, valid and binding obligations of Buyer or Merger Sub, enforceable against it under its terms, subject to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.3Non‑Contravention; Consents.

(a)The execution and delivery of this Agreement and the Company Ancillary Agreements by Buyer and the consummation of the transactions contemplated by this Agreement will not (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws (or similar governing documents) of Buyer, (b) violate or cause a violation by Buyer of any Legal Requirement applicable to Buyer; (c) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity; or (d) require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration) under any of the terms, conditions or provisions of any Contract to which Buyer is a party or by which Buyer or any of its subsidiaries or their respective assets may be bound.

(b)The execution and delivery of this Agreement and the Company Ancillary Agreements by Merger Sub and the consummation of the transactions contemplated by this Agreement will not (a) conflict with or result in any breach of any provision of the Certificate of Formation or Operating Agreement (or similar governing documents) of Merger Sub, (b) violate or cause a violation by Merger Sub of any Legal Requirement applicable to Merger Sub; (c) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity; or (d) require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration) under any of the terms, conditions or provisions of any Contract to which Merger Sub is a party or by which Merger Sub or any of its subsidiaries or their respective assets may be bound.

3.4Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or Merger Sub.

3.5Independent Investigation.  The Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the business of the Company as it has deemed appropriate, which investigation, review and analysis was done by the Buyer and its Representatives.  The Buyer acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Company for such purpose.  In entering into this Agreement, the Buyer acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties set forth in this Agreement (and in any Company Ancillary Agreement). The Buyer hereby acknowledges and agrees that other than the representations and warranties set forth in this Agreement (and in any Company Ancillary Agreement), none of the Members, the Sellers’ Representative, the Company, any of their Affiliates, or any of their respective employees, agents or Representatives make or have made any representation or warranty, express or implied, at law or in equity, as to any matter whatsoever relating to the Company or any other matter relating to the transactions contemplated by this Agreement including as to (i) the operation of the business of the Company after the Closing in any manner, (ii) the probable success or profitability of the business of the Company after the Closing, or (iii) any information contained in any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Buyer or its Affiliates or representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Buyer or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE IV

CERTAIN COVENANTS OF THE PARTIES

4.1Confidentiality. Subject to any obligation to comply with (a) any Legal Requirement, (b) any rule or regulation of any Governmental Entity, (c) obligations under any listing agreement with or rules of any security exchange applicable to Buyer, or (d) any subpoena or other legal process to make information available to the Persons entitled thereto, whether or not the transactions contemplated hereby are consummated, all information obtained by any party about any other party, and all of the terms and conditions of this Agreement, shall be kept in confidence by each party, and each party shall cause its Representatives to hold such information confidential. Each party shall maintain such confidentiality to the same degree as it maintains its own confidential information until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge; provided,  however, that the foregoing will not apply to any information received by a party from a third party not under any obligation to keep such information confidential, nor to any information obtained by a party that is generally known to the public.

4.2Filings; Consents.

(a)Buyer and the Sellers’ Representative will: (i) promptly make and effect all registrations, filings and submissions required to be made or effected by them under any applicable Legal Requirements with respect to this Agreement and the transactions contemplated under this Agreement; and (ii) use commercially reasonable efforts to cause to be taken on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement, including the obtaining of all necessary consents, approvals or waivers from third parties.

(b)The Buyer and the Sellers’ Representative shall promptly provide all information requested by any Governmental Entity in connection with this Agreement or any of the other transactions contemplated by this Agreement.

(c)The Buyer and the Sellers’ Representative shall: (i) give the other party prompt notice of the commencement of any investigation, action or Legal Proceeding by or before any Governmental Entity with respect to this Agreement or any of the other transactions contemplated by this Agreement, and (ii) keep the other party informed as to the status of any such investigation, action or Legal Proceeding.

4.3Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the transactions contemplated by this Agreement. The Members shall from time to time after the Closing, at the request of Buyer and without further consideration, execute and deliver further instruments of transfer and assignment and take such other action as Buyer may reasonably require.

4.4Public Disclosure. Subsequent to the Closing, except as may be required by applicable Legal Requirements or by obligations pursuant to any listing agreement with any securities exchange or any stock exchange regulations, no party to this Agreement shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of the consummation of the transactions contemplated by this Agreement or the terms of such transactions without obtaining the prior written approval of the other parties (which consent shall not unreasonably be withheld or delayed), and the parties shall cooperate as to the timing and contents of any such release or statement.  Notwithstanding the foregoing, the Company and the Sellers’ Representative acknowledge that after the Closing, nothing contained herein shall restrict Buyer or its Affiliates from providing investors, analysts and/or other interested parties with such information as the Buyer shall deem reasonably necessary or appropriate, including but not limited to copies of this Agreement.

4.5Tax Returns. The Company, the Sellers’ Representative and Buyer will cooperate with each other in connection with the preparation and filing of all federal, state, local and foreign Tax filings required to be filed by the Company with respect to taxable periods beginning on or before the Effective Date, so that such returns are consistent with the provisions of this Agreement. Any Tax audits of the Company for periods up to and including the Effective Date will be controlled by Sellers’ Representative, except to the extent that any adjustments pursuant to any such Tax audits made by any Tax authorities which may affect the Tax position of Buyer for any period are subject to the approval of Buyer which will not be unreasonably withheld.

4.6Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

4.7Required Financials. The Company, the Members and the Sellers’ Representative have been informed that Buyer expects to satisfy its obligation to file audited financial statements related to the Acquisition by filing financial statements consisting of  (i) audited statements of income and members capital for the year ended December 31, 2014, (ii) audited balance sheet as of December 31, 2014, (iii) audited statement of cash flows for the year ended December 31, 2014, and (iv) unaudited financial statements for interim periods, each to the extent required under applicable rules of the SEC (collectively, the “Required Financials”).  Following the Closing, the Members and the Sellers’ Representative agree that they, at their own cost and expense, shall (and shall cause any Affiliates to) (i) provide complete and timely access to the books, records and personnel of the Members and the working papers, schedules and other information reasonably necessary to the preparation and filing of the Required Financials, to the extent reasonably requested by the Buyer, (ii) to the extent reasonably requested by the Buyer assist the Buyer, assist the Buyer and the Company to prepare and file the

Required Financials within the time period required by the rules of the SEC, which for avoidance of doubt is no more than seventy-five (75) days following the Closing, and (iii) engage the Company’s existing accountant (Robin Brown CPA) to perform the restatement of the Company’s financial statements as of and for the period ended December 31, 2014.  Upon request by Buyer, the Members shall promptly reimburse the Buyer or the Company, as applicable, for any out-of-pocket expenses reasonably incurred by the Buyer or the Company in connection with the preparation of the Required Financials (the “Required Financials Expense”).  The Members and the Sellers’ Representative agree that (i) such reimbursement may, in Buyer’s sole discretion, be made in the form of payment out of the Escrow Account and (ii) they will cooperate and execute an instruction letter or such other documentation as may be reasonably required by the Escrow Agent to effect such reimbursement.

ARTICLE V

INDEMNIFICATION

5.1Survival of Representations and Warranties.

(a)Representations and Warranties of the Company. The representations and warranties of the Company in this Agreement will survive the Closing and will terminate as follows:

(i)the representations and warranties in Sections 2.1 (Organization), 2.4 (Authority), 2.6 (Capitalization), 2.16 (Governmental Authorizations; Legal Compliance), 2.17 (Tax Matters), 2.19 (Environmental Matters), 2.22 (Franchise Related Operations), 2.23 (Broker) shall survive until sixty (60) days following the expiration of the applicable statute of limitations (collectively, the “Fundamental Representations”); provided,  however, that the representations and warranties in Sections 2.4 (Authority) and 2.6 (Capitalization) shall survive for the maximum period permitted by applicable law; and

(ii) all other representations and warranties will terminate upon the one (1) year anniversary of the Effective Date (the “Release Date”).

(b)Buyer’s Representations and Warranties. The representations and warranties of Buyer and Merger Sub in this Agreement will survive the Closing and will terminate on the Release Date.

(c)Covenants. All covenants of the parties will survive according to their respective terms.

(d)Certain Definitions. The term “Damages” means any and all Liabilities, losses, claims, expenses, costs, fines, fees, penalties, settlement payments, obligations or injuries, including those resulting from claims, actions, suits, demands, assessments, investigations, judgments, penalties, fines, awards, arbitrations or other proceedings, together with reasonable costs and expenses, including the reasonable attorneys’ fees, interest and other reasonable costs and expenses relating thereto, such as court costs or expert witnesses fees. The term “Buyer Indemnitees” means Buyer and any present or future officer, director, employee, Affiliate (including, post-Closing, the Company), subsidiary, or shareholder of Buyer. The term “Member Indemnitees” means the Members and, to the extent applicable, any present or future officer, director, employee, Affiliate, subsidiary, or shareholder of the Members.

5.2Indemnification by Members.

(a)The Members will, severally (but not jointly and severally) pro rata based upon each Member’s portion of the total Purchase Price, indemnify and hold harmless the Buyer Indemnitees from and against any and all Damages directly or indirectly incurred, paid or accrued in connection with or resulting from or and arising out of:

(i)the breach or inaccuracy of any representation or warranty of the Company contained in ARTICLE II of this Agreement or in any certificate or instrument delivered by or on behalf of the Company or the Members pursuant to this Agreement;

(ii)the breach, non-fulfillment or violation of any covenant or other obligation of the Company or any Member under this Agreement;

(iii)the failure of any Member to execute and deliver a Letter of Transmittal at the Closing, including, without limitation, any claims by any Member against any Buyer Indemnitee in connection with or resulting from or and arising out of the transactions contemplated herein; and

(iv)any claims by any party against any Buyer Indemnitee in connection with or resulting from or and arising out of any Related Party Contract, including any Related Party Contract set forth on Schedule 2.13.

5.3Limitations on Members’ Indemnification Liability.

(a)Threshold for Bringing Claims against the Members. If Buyer or a Buyer Indemnitee seeks indemnification for matters identified in Section 5.2(a)(i), the indemnification by the Members will not apply unless and until the aggregate Damages for the current and all prior Claims exceeds $100,000.00 (the “Indemnification Threshold”). Once the Indemnification Threshold has been reached, the Members must indemnify Buyer and the Buyer Indemnitees for the full amount all Damages for past, present and any future Claims to the extent that the aggregate total of all such Damages exceeds such Indemnification Threshold.

(b)Limitation of Amount of the Members’ Liability. Except as otherwise provided herein, the total cumulative amount of Damages for which the Members may be liable to Buyer or the Buyer Indemnitees under this ARTICLE V shall not exceed $600,000.00.

(c)Exceptions to Limitations. Notwithstanding anything contained herein to the contrary, the limitations set forth in Sections 5.3(a) and 5.3(b) shall not apply to Damages based on or arising from or relating to (i) a breach or inaccuracy of any Fundamental Representation, (ii) the fraud or intentional misrepresentation of the Company or any Member, or (iii) as described in Sections 5.2(a)(iii) or 5.2(a)(iv) above.

(d)Escrowed Funds. With respect to any amounts payable for Damages by the Members to Buyer or the Buyer Indemnitees under this ARTICLE V, the Buyer Indemnitee shall first make claims against the Escrowed Funds and, to the extent that such Escrowed Funds are not sufficient to pay such Damages, against the Members.

5.4Notice of Claim.

(a)Notice Requirement. The term “Claim” means a claim for indemnification for Damages under ARTICLE V. Buyer may give notice of a Claim for Damages incurred by it or another Buyer Indemnitee. Promptly after becoming aware of the existence of a potential Claim, Buyer will give to the Sellers’ Representative a written notice of the Claim executed by Buyer (a “Notice of Claim”). No delay on the part of Buyer in giving the Sellers’ Representative a Notice of Claim will relieve the Members from any of their obligations unless and only to the extent that the Members are materially prejudiced by the delay. The written assertion of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against Buyer or a Buyer Indemnitee that is based upon, or includes assertions relating to any item listed in Section 5.2 is referred to in this Agreement as a “Third-Party Claim.”

(b)Contents of Notice of Claim. Each Notice of Claim will contain (i) the good faith estimate of Buyer of the reasonably foreseeable maximum amount of the alleged Damages arising from the Claim and (ii) a brief description of the material facts, circumstances or events giving rise to the alleged Damages based on information reasonably available to Buyer, and copies of any formal demand or complaint.

5.5Defense of Third-Party Claims.

(a)Buyer will defend any Third-Party Claim, and the costs and expenses incurred by Buyer in connection with such defense, including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs will be included in the Damages for which Buyer may seek indemnification under this Agreement, whether or not the Third-Party Claim is successful.

(b)The Sellers’ Representative will have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim and shall have the right to participate in settlement negotiations with respect to the Third-Party Claim. The Members will bear their own costs in participating in settlement negotiations. Buyer may not settle any Third-Party Claim without the consent of the Sellers’ Representative which shall not be unreasonably withheld.

5.6Resolution of Claims. Any Notice of Claim received by the Sellers’ Representative under Section 5.4 will be resolved as follows:

(a)Uncontested Claims. If within sixty (60) days after receipt of the Notice of Claim by the Sellers’ Representative, the Sellers’ Representative has not provided Buyer with a written notice contesting all or a portion of a Notice of Claim, the Claim will be deemed an “Uncontested Claim.” The Sellers’ Representative will be conclusively deemed to have consented to the recovery by the Buyer Indemnitee of the full amount of Damages specified in the Notice of Claim for an Uncontested Claim. In addition, the Sellers’ Representative will also be deemed to have stipulated to the entry of a final judgment for damages against the Members for such amount in the Superior Court for the County of Los Angeles, the United States District Court for the Central District of California or any other court having jurisdiction over the matter where venue is proper.

(b)Contested Claims. If within sixty (60) days after receipt of the Notice of Claim by the Sellers’ Representative, the Sellers’ Representative gives Buyer written notice contesting all or any portion of a Notice of Claim, the Claim will be deemed a “Contested Claim.” Contested Claims will be resolved by either (i) a written settlement agreement executed by Buyer and the Sellers’ Representative or (ii) in the absence of such a written settlement agreement, by a final, non-appealable judgment by a federal or state court located in the County of Los Angeles, State of California.

 (c) Settled Claims. The terms of the written settlement agreement executed by the Sellers’ Representative and Buyer will govern the resolution of Contested Claim settled under the agreement (a “Settled Claim”).

 (d) Exclusive Remedy. Except for the right to specific performance pursuant to Section 6.12 and actions raising from the fraud or misrepresentation of the Company or any Member, this ARTICLE V shall be the sole and exclusive remedy for any claim or controversy arising out of or relating to (i) any breach or inaccuracy of any representation or warranty made by the Company in connection with the transactions contemplated by this Agreement, or (ii) any breach or violation of any covenant or other obligation of the Company or any Member arising under this Agreement or the transactions contemplated by this Agreement.

5.7Purchase Price Adjustment.  Any payment made by the Members under ARTICLE V will be paid to Buyer and treated by the parties as a reduction of the Purchase Price.

5.8Sellers’ Representative.

(a)Appointment and Powers. By approving this Agreement and the transactions contemplated hereby or by executing and delivering a Letter of Transmittal, each Member shall have irrevocably approved the designation of Darin Kraetsch as the representative of such Member and as the joint attorneys-in-fact and agents for and on behalf of such Member (together, the “Sellers’ Representative”) with respect to Claims under this ARTICLE V or Disputes (as defined in Section 6.4(a)), and the taking by the Sellers’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Sellers’ Representative under this Agreement, including the exercise of the power to: (a) authorize, agree to, or initiate any proceeding challenging any proposed Closing Statement or the amount of any adjustments to the Purchase Price pursuant to Section 1.3, (b) agree to, negotiate, enter into settlements and compromises of, initiate legal proceedings with respect to and comply with orders of courts and awards of arbitrators with respect to, any Claims or Disputes arising under this ARTICLE V; (c) arbitrate, resolve, settle or compromise any Claim made under this ARTICLE V or Dispute; (d) executed and deliver any Company Ancillary Documents on behalf of the Company or any Member; (e) receive notice or communications on behalf of any Member; (f) take delivery of the Purchase Price and distribute pursuant to Schedule 1.2(b); (g) engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist Sellers’ Representative in complying with its duties and obligations; and (h) take all other actions necessary in the judgment of the Sellers’ Representative for the accomplishment of the foregoing. The Sellers’ Representative will have authority and power to act on behalf of such Member with respect to the disposition, settlement or other handling of (i) all Claims under this ARTICLE V, (ii) all rights or obligations arising under this ARTICLE V, (iii) all Disputes, (iv) any disputes, claims or other proceedings relating to the adjustments described in Section 1.3 of this Agreement, and (iv) the execution and delivery of any certificates, certifications, representation letters, or other documents required to be delivered by Members at the Closing. Each Members will be bound by all actions taken and documents executed by the Sellers’ Representative in connection with Sections 1.3, and this ARTICLE V. Buyer shall be entitled to deal exclusively with Sellers’ Representative on all matters relating to this Agreement and will be entitled to rely on any action or decision of the Sellers’ Representative on any document executed or purported to be executed on behalf of any Member by Sellers’ Representative, and on any other action taken or purported to be taken on behalf of any Member by Sellers’ Representative, as being fully binding upon such Person. Notices or communications to or from Sellers’ Representative shall constitute notice to or from each of the Members. Any decision or action by Sellers’ Representative hereunder, including any agreement between Sellers’ Representative and Buyer relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Members and shall be final, binding and conclusive upon each such Person. No Member shall have the right to object to, dissent from, protest or otherwise contest the same.

(b)Limitation of Liability and Indemnification. In performing the functions specified in this Agreement, the Sellers’ Representative will not be liable to any Member, Buyer or any Buyer Indemnitee in the absence of fraud or willful misconduct on the part of the Sellers’ Representative. The Members will severally indemnify the Sellers’ Representative and hold him harmless against any loss, claim or liability (including defense costs) incurred without willful misconduct on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

(c)Compensation and Reimbursement. The Sellers’ Representative will not be entitled to receive any compensation from Buyer, the Company or the Members in connection with this Agreement. Any out-of-pocket costs and expenses reasonably incurred by the Sellers’ Representative in connection with actions taken by the Sellers’ Representative under the terms of this Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) will be paid by the Members (pro rata based upon each Member’s portion of the total Purchase Price) to the Sellers’ Representative.

(d)Replacement. If the Sellers’ Representative dies, becomes unable to perform the responsibilities hereunder or resigns, a substitute representative will be appointed by the Members representing a majority of the consideration to be received by the Members as set forth on Schedule 1.2(b). The Sellers’ Representative may resign as the Sellers’ Representative hereunder, effective upon a new representative being appointed in writing. The new Sellers’ Representative will provide written notice to Buyer of the occurrence of such event.

(e)Binding Nature of Election. The provisions of this Section 5.8 are independent and severable, will constitute an irrevocable power of attorney, coupled with an interest and surviving death, granted by each Member to the Sellers’ Representative and will be binding upon the executors, heirs, legal representatives and successors of each Member and any references in this Agreement to a Member will include the successor to Member’s rights hereunder, whether under testamentary disposition, the laws of descent or otherwise.

5.9Indemnification by Buyer.

(a)Buyer will indemnify and hold harmless the Member Indemnitees from and against any and all Damages directly or indirectly incurred, paid or accrued in connection with or resulting from or and arising out of:

(i)the breach or inaccuracy of any representation or warranty of Buyer contained in ARTICLE IV of this Agreement or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement; and

(ii)the breach, non-fulfillment or violation of any covenant or other obligation of Buyer under this Agreement.

(b)Notice Requirement. The Sellers’ Representative may give notice of a Claim for Damages incurred by a Member or any Member Indemnitee. Promptly after becoming aware of the existence of a potential Claim, the Sellers’ Representative will give to Buyer a written notice of the Claim executed by the Sellers’ Representative (the “Seller Notice of Claim”). No delay on the part of Sellers’ Representative in giving Buyer such Seller Notice of Claim will relieve Buyer from any of its obligations unless and only to the extent that Buyer is materially prejudiced by the delay. The written assertion of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against a Member or a  Member Indemnitee that is based upon, or includes assertions relating to any item listed in Section 5.9(a) is referred to in this Agreement as a “Seller Third-Party Claim.”

(c)Contents of Seller Notice of Claim. Each Seller Notice of Claim will contain (i) the good faith estimate of the Sellers’ Representative of the reasonably foreseeable maximum amount of the alleged Damages arising from the Claim and (ii) a brief description of the material facts, circumstances or events giving rise to the alleged Damages based on information reasonably available to the Sellers’ Representative, and copies of any formal demand or complaint.

(d)Defense of Seller Third-Party Claims. The Member Indemnitee will defend such Member’s Seller Third-Party Claim, and the costs and expenses incurred by such Member Indemnitee in connection with such defense, including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs will be included in the Damages for which such Member Indemnitee may seek indemnification under this Agreement, whether or not the Seller Third-Party Claim is successful. Buyer will have the right to receive copies of all pleadings, notices and communications with respect to the Seller Third-Party Claim and shall have the right to participate in settlement negotiations with respect to the Seller Third-Party Claim. Buyer will bear its own costs in participating in settlement negotiations.

(e)Resolution of Claims. Any Seller Notice of Claim received by Buyer under Section 5.9 will be resolved as follows:

(i)Uncontested Claims. If within sixty (60) days after receipt of the Seller Notice of Claim by Buyer, Buyer has not provided the Sellers’ Representative with a written notice contesting all or a portion of the Seller Notice of Claim, Buyer will be conclusively deemed to have consented to the recovery by the Member Indemnitees of the full amount of Damages specified in the Notice of Claim for such Claim. In addition, Buyer will also be deemed to have stipulated to the entry of a final judgment for damages against Buyer for such amount in the Superior Court for the County of Los Angeles, the United States District Court for the Central District of California or any other court having jurisdiction over the matter where venue is proper.

(ii)Contested Claims. If within sixty (60) days after receipt of the Seller Notice of Claim by Buyer, Buyer gives the Sellers’ Representative written notice contesting all or any portion of a Seller Notice of Claim, the Claim will be resolved by either (i) a written settlement agreement executed by Buyer and the Sellers’ Representative or (ii) in the absence of such a written settlement agreement, by a final, non-appealable judgment by a federal or state court located in the County of Los Angeles, State of California.

(iii)Exclusive Remedy. Except for the right to specific performance pursuant to Section 6.12 and actions raising from the fraud or misrepresentation of Buyer, this ARTICLE V shall be the sole and exclusive remedy for any claim or controversy arising out of or relating to (i) any breach or inaccuracy of any representation or warranty made by Buyer in connection with the transactions contemplated by this Agreement, or (ii) any breach or violation of any covenant or other obligation of Buyer arising under this Agreement or the transactions contemplated by this Agreement.

(f)Limitation of Amount of Buyer’ Liability. The total cumulative amount of Damages for which Buyer may be liable to the Member Indemnitees under this ARTICLE V shall not exceed the Purchase Price.

ARTICLE VI

MISCELLANEOUS PROVISIONS

6.1Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the Company, Buyer, and Sellers’ Representative. At any time prior to the Closing, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Waiver of any term or condition of this Agreement will only be effective if and to the extent documented in a writing signed by the party making or granting such waiver and will not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. Upon the request of Buyer, the parties agree to amend this Agreement to substitute in place of Buyer any other wholly-owned direct or indirect subsidiary of Buyer.

6.2Applicable Law; Severability. This Agreement shall be governed by and construed under the laws of the State of California, exclusive of the body of law known as conflicts of law. Should a court or other body of competent jurisdiction determine that any term or provision of this Agreement is excessive in scope or duration or is illegal, invalid or unenforceable, then the parties agree that such term or provision shall not be voided or made unenforceable, but rather shall be modified so as to be valid, legal and enforceable to the maximum extent possible, under the purposes stated in the preceding sentence and with applicable Legal Requirements, and all other terms and provisions of this Agreement shall remain valid and fully enforceable.

6.3Attorneys’ Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, including any proceeding under Section 6.4, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.4Venue for Dispute Resolution.

(a)Except as set forth in Section 1.3 of this Agreement, any claim arising from or relating to the Contested Claim or other controversy, claim or dispute, whether based on contract, tort, statute or any other legal or equitable theory, arising out of or relating to this Agreement or the transactions contemplated hereby (“Dispute”) shall be brought in the federal or state courts located in the County of Los Angeles, State of California. Each of the parties hereto expressly submits to the exclusive jurisdiction of such courts and waives any claim of improper jurisdiction or lack of venue in connection with any claim or controversy that may be brought in connection with this Agreement. Each party hereby agrees that such courts, as applicable, shall have in personam jurisdiction with respect to such party, and such party hereby submits to the personal jurisdiction of such courts. THE COMPANY, BUYER AND SELLERS EACH HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND, to the extent permitted by applicable law, WAIVE ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT

THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH.  THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY THE COMPANY, BUYER AND SELLERS, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.  THE COMPANY, SELLERS OR BUYER, AS APPLICABLE, ARE HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY THE COMPANY, BUYER OR SELLERS, AS APPLICABLE. THE PROVISIONS OF THIS SECTION SHALL SURVIVE THE CLOSING OR EARLIER TERMINATION OF THIS AGREEMENT.

6.5Assignability; Third Party Beneficiary. This Agreement will be binding upon, enforceable by and inure solely to the benefit of, the parties and their respective permitted successors and assigns. This Agreement shall not be assigned by any party hereto without the prior written consent of the non-assigning party.  Notwithstanding the foregoing, (i) Buyer may without the other parties’ prior written consent at any time on or after the Effective Date assign this Agreement and any of Buyer's rights hereunder, or delegate any of Buyer's obligations hereunder in connection with (x) any merger, consolidation or recapitalization of Buyer or (y) any sale of a substantial portion of the assets of Buyer or a significant business or division of Buyer, and (ii) the rights of Buyer under this Agreement may be collaterally assigned to Buyer’s lender(s) as collateral security for repayment of debts and performance of obligations owed by Buyer to such lenders.  Except as otherwise expressly provided in this Agreement, nothing in this Agreement is intended to or will confer upon any Person, other than the parties to the Agreement, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.6Notices. All notices and other communications under this Agreement must be in writing and will be deemed given if delivered personally, faxed, sent by nationally recognized overnight courier, or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as such party specifies by like notice):

To Buyer or to the Company:

Cherokee Inc.

5990 Sepulveda Blvd # 600,

Van Nuys, CA 91411

Attention: Howard Siegel

Telephone: (818) 908-9868

Email: howards@cherokeeglobalbrands.com

With a copy to:

Jeffer Mangels Butler & Mitchell LLP

1900 Avenue of the Stars

Los Angeles, CA 90067

Phone: 310-201-3517

Fax: 310-712-8517

Attn:  Rod S. Berman, Esq.

Robert M. Steinberg, Esq.

To Sellers’ Representative:

Darin Kraetsch

2885 Hilton Circle

Kennesaw, GA  30152

Telephone: 770-575-3232

Email: darin@flipflopshops.com

with a copy to:

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201

Attention: Ted Schweinfurth

Email: ted.schweinfurth@bakermckenzie.com

All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a facsimile, when the party receiving such facsimile has confirmed receipt of the communication, (c) in the case of delivery by nationally recognized overnight courier, on the business day following dispatch, and (d) in the case of mailing, on the fifth business day following such mailing.

6.7Construction.

(a)For purposes of this Agreement, whenever the context requires: the singular number includes the plural, and vice versa; the masculine gender includes the feminine and neuter genders; the feminine gender includes the masculine and neuter genders; and the neuter gender includes the masculine and feminine genders.

(b)The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(c)As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d)The titles and captions of the Sections of this Agreement are included for convenience of reference only and will have no effect on the construction or meaning of this Agreement.

(e)Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

6.8Interpretation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

6.9Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6.10Telecopy Execution and Delivery. The parties may execute and deliver this Agreement by facsimile or similar electronic transmission device under which the signature of or on behalf of such party can be seen, and such execution and delivery will be considered valid, binding and effective for all purposes.

6.11Entire Agreement. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.  Although Buyer has been provided access to, reviewed and/or received copies of documentation and business records of the Company and has had an opportunity to ask and has received answers to questions posed to the Company’s management team, the Company shall not be deemed to have made any representation or warranty with respect to the Company or any other matter unless expressly set forth in this Agreement.

6.12Specific Performance.  Each party agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof, and that each party shall be entitled to seek injunctive relief or specific performance of the terms hereof, without posting any bond or other security being required and without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy available at law or in equity.

ARTICLE VII

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

 “ACA Employee” means any individual who is or was a common law employee of the Company for at least one day on or between January 1st of the current calendar year and the Effective Date.

“Actual Knowledge,” means the actual knowledge of Brian Curin, Darin Kraetsch, Todd Giatrelis, Sarah Towne or Alan Wood.

“Acquisition” is defined in the recitals.

 “Affiliate” means a Person who, with respect to another Person, Controls, is Controlled by or is under common Control with such other Person.

“Adjusted Closing Payment Amount” means the difference obtained by subtracting the Aggregate Capital Contribution Amount from the Closing Payment.

“Aggregate Capital Contribution Amount” means ONE MILLION FOUR HUNDRED THOUSAND DOLLARS and 00/100 ($1,400,000.00).

 “Agreement” is defined in the preamble.

“A&R Operating Agreement” is defined in Section 1.1(c).

“Audited Financials” is defined in Section 2.7.

“Business Records” means all correspondence, marketing and sales information, pricing, marketing plans, business plans, financial statements, financial and business projections, customer lists and other files and records of the Company, but excluding (i) any personnel files of any former employee of the Company, and (ii) any personnel files of any employee who does not consent to the disclosure of his or her personnel file to Buyer under the terms of the employment offer made under this Agreement.

“Buyer” is defined in the preamble.

“Buyer Indemnitees” is defined in Section 5.1(d).

“Certificate of Merger” is defined in Section 1.1(b).

“Claim” is defined in Section 5.4(a).

“Closing” is defined in Section 1.4.

“Closing Statement” is defined in Section 1.3(a).

“Closing Payment” is defined in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended, and the rulings and regulations promulgated thereunder.

“Company” is defined in the preamble.

“Company Ancillary Agreements” is defined in Section 2.4.

“Company Intellectual Property” means all of the Company’s worldwide right, title and interest in and to any Intellectual Property Rights owned by or licensed to the Company.

“Contested Claim” is defined in Section 5.6(b).

“Contract” means any written or oral agreement, contract, subcontract, lease, instrument, note, option, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock or other equity interests, as an officer, director, trustee or executor, by contract or otherwise.

“Current Assets” means cash and cash equivalents, accounts receivable, inventory and prepaid expenses, but excluding (a) the portion of any prepaid expense of which Buyer will not receive the benefit following the Closing, (b) deferred Tax assets and (c) receivables from any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates, determined in accordance with the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Interim Financials.

“Current Liabilities” means accounts payable, accrued Taxes and accrued expenses, but excluding payables to any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates, deferred Tax liabilities and the current portion of long term debt, determined in accordance with the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Interim Financials.

“Damages” is defined in Section 5.1(d).

“Data Rooms” means that certain virtual data room maintained by SecuriSync in connection with the transactions contemplated hereby and that certain extranet website maintained by Baker & McKenzie Global Services, LLC containing information and documents related to the Company, made available to Buyer as of the Effective Date.

“Data Room Disks” is defined in Section 1.5(x).

“DE LLC Act” is defined in the Recitals.

“Disclosure Schedule” is defined in the preamble to ARTICLE II.

“Dispute” is defined in Section 6.4(a).

“Effective Date” is defined in the preamble.

“Effective Time” is defined in Section 1.1(b).

“Employee Plans” is defined in Section 2.18(a).

“Employer Shared Responsibility Requirements” means Section 4980H of the Code and any regulations thereunder, as applicable.

“Employment Agreement” is defined in Section 1.5(a)(v).

“Encumbrance” means any lien, pledge, collateral assignment, hypothecation, charge, mortgage, security interest, title retention, conditional sale or other security arrangement, or any charge, adverse claim of title, ownership or right to use, or any other encumbrance of any kind whatsoever.

“Environmental Law” means any Legal Requirement relating to pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges or releases of chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products.

“ERISA” is defined in Section 2.18(a).

“ERISA Affiliate” is defined in Section 2.18(a).

“Escrow Agent” means the escrow agent part to the Escrow Agreement.

“Escrow Agreement” means that certain Escrow Agreement by and among the Escrow Agent, Buyer and Sellers’ Representative in form and substantive reasonably satisfactory to Buyer and Sellers’ Representative.

“Escrowed Funds” is defined in Section 1.2(a)(ii).

“Estimated Closing Working Capital” is defined in Section 1.3(a).

“FDD” means the franchise disclosure document prepared in accordance with the FTC Rule or any applicable Franchise Law.

“FFS Member” is defined in Section 1.5(ix).

“Final Closing Working Capital” is defined in Section 1.3(d).

“Financial Statements” is defined in Section 2.7.

“Franchise Agreements” is defined in Section 2.22(a).

“Franchise Laws” means the FTC Rule and any other Legal Requirements regulating the offer and/or sale of franchises.

“FTC Rule” means the Federal Trade Commission trade regulation rules entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Section 436.1 et seq.

“Franchise Lease” is defined in Section 2.22(b).

“Fundamental Representation” is defined in Section 5.1(a)(i).

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis.

“Governmental Authorization” means any permit, registration, qualification or authorization granted or issued by a Governmental Entity.

“Governmental Entity” or “Governmental Authority” means any federal, state, local or foreign governmental authority.

“Indemnification Threshold” is defined in Section 5.3(a).

“Intellectual Property Right(s)” means any and all rights (throughout the universe, in all media, now existing or created in the future, and for the entire duration of such rights) arising under statutory or common law, contract, or otherwise, and whether or not perfected, including without limitation, all (a) rights in and to Marks; (b) rights associated with works of authorship including, but not limited to, copyrights, moral rights, industrial design rights, patterns, copyright applications, copyright registrations, and rights to prepare derivative works; (c) rights related to websites including the content contained therein; (d) rights relating to the protection of trade secrets and confidential information including, without limitation, know-how and show-how; (e) product rights including, without limitation, mold rights; (f) rights analogous to those set forth in this definition; (g) rights associated with patent applications including divisionals, continuations, continuations-in-part, substitutes, renewals, reissues and extensions of the foregoing, and all patents, reissues and reexamined patents resulting there from, now existing, hereafter filed, issued, or acquired; and (h) the right to sue for past, present or future infringement of any Intellectual Property Right(s), and any and all goodwill related to the foregoing.

“Interests” means the issued and outstanding membership interest of the Company.

“Interim Financials” is defined in Section 2.7.

“Knowledge,” means the actual knowledge of Brian Curin, Darin Kraetsch, Todd Giatrelis, Sarah Towne or Alan Wood or constructive knowledge such Person would reasonably be expected to have after due inquiry of other Persons who have primary responsibility for the relevant matter.

“Leases” is defined in Section 2.12(c).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding or hearing conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Legal Requirement” means laws, statutes, ordinances, rules, regulations, decrees, writs, injunctions, judgments, rulings and or orders adopted or promulgated by any Governmental Entity, including, without limitation, any applicable disclosure requirements under applicable state and federal securities laws as well as, with respect to Buyer, under any applicable listing requirements of any trading market or exchange on which the Buyer’s securities are traded.

“Letter of Transmittal” is defined in Section 1.2(c).

“Liabilities” is defined in Section 2.7(c).

“Material Adverse Change” or “Material Adverse Effect,” when used with reference to any entity means any fact, event, change, violation, inaccuracy, circumstance or effect that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the business, financial condition, properties, assets, results of operations, or prospects of such entity and its subsidiaries, taken as a whole. Notwithstanding anything to the contrary contained in this paragraph, none of the following shall be deemed, singly or in the aggregate, to constitute a Material Adverse Effect or Material Adverse Change: (a) any failure by the Company to meet projections or forecasts for any period ending on or after the date of this Agreement; or (b) any adverse change, effect, event, violation, inaccuracy, circumstance, state of facts or development resulting from or relating to (directly or indirectly) any of the following: (i) the announcement or pendency of the transactions contemplated by this Agreement (including any cancellations of or delays in orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (ii) conditions affecting the industries in which the Company participate, the U.S. economy as a whole or foreign economies in any locations where the Company have material operations or sales, including, without limitation, war or acts of terrorism; (iii) out-of-pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement; (iv) compliance by Company with the terms of, or the taking of any action required or contemplated by, this Agreement; (v) any change in accounting requirements or principles or any change in applicable Legal Requirements, rules or regulations or the interpretation thereof; (vi) actions required or requested to be taken under applicable Legal Requirements, rules, regulations, contracts or agreements; or (vii) any failure or alleged failure of the Company to achieve or execute successfully any aspect of its business plan or other strategic development plans.

“Material Contracts” is defined in Section 2.14(a).

“Member” means each holder of Interests.

“Member Indemnitees” is defined in Section 5.1(d).

“Merger” is defined in the Recitals.

“Merger Sub” is defined in the Preamble.

“Notice of Claim” is defined in Section 5.4(a).

“Options” means any outstanding option, warrant, convertible security, subscription right, conversion right, exchange right or other Contract to which the Company or any Subsidiary is a party relating to the issuance or sale of any securities or other interests in the Company or any of its Subsidiaries.

“Pension Plans” is defined in Section 2.18(d).

“Permitted Encumbrances” means (i) Encumbrances for Taxes not yet due and payable, and (ii) Encumbrances disclosed in the Financial Statements or Disclosure Schedule.

“Person” means any individual, or any U.S. or non-U.S. corporation, partnership, joint venture, estate, trust, company (including limited liability company and joint stock company), association, organization, firm, enterprise or other entity or any Governmental Entity.

“Preliminary Closing Statement” is defined in Section 1.3(a).

“Purchase Price” is defined in Section 1.2.

“Release Date” is defined in Section 5.1(a).

“Related Party Contract” is defined in Section 2.13.

“Representatives” of a Person means the managers, officers, directors, employees, agents, attorneys, accountants, investment bankers, advisors and other representatives of that Person. With respect to the Company, “Representatives” include franchisees of the Company.

“Required Consents” is defined in Section 2.5.

“Required Financials” is defined in Section 4.7.

“Required Financials Expense” is defined in Section 4.7.

“Seller Notice of Claim” is defined in Section 5.9(b).

“Sellers’ Representative” is defined in Section 5.8.

“Seller Third Party Claim” is defined in Section 5.9(b).

“Settled Claims” is defined in Section 5.6(d).

“Standard Form” is defined in Section 2.22(d).

“Subsidiary” and “Subsidiaries” are defined in Section 2.3(a).

“Surviving Company” is defined in Section 1.1(a).

“Target Working Capital Amount” is defined in Section 1.3(c).

“Tax” means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, estimated, sales, use, ad valorem, personal property, franchise, profits, license, withholding on amounts paid to or by the Company, payroll, employment, social security, unemployment, disability, excise, severance, stamp, occupation, capital stock, transfer, registration, value added, premium, property, environmental or windfall profit tax, custom, import, license, duty or other tax, governmental fee or other like assessment, unclaimed property and escheat obligations, or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (federal, state and local, foreign or domestic), and (ii) liability of the Company for the payment of any amounts of the type described in clause (i) as a result of any express or implied obligation to indemnify any other Person.

“Tax Return” means any return (including any information return) filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Terminated Franchisee” is defined in Section 2.2(g).

 “Third-Party Claim” is defined in Section 5.4(a).

“Transaction Expenses” is defined in Section 1.2(a).

“Uncontested Claim” is defined in Section 5.6(a).

“WARN Act” id defined in Section 2.21.

“Working Capital” means the Current Assets of the Company as of a particular date less the Current Liabilities of the Company of such date.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

BUYER:		COMPANY:

CHEROKEE INC.		FFS Holdings, LLC

By:	/s/ Henry Stupp	By:	/s/ Darin Kraetsch
Print Name:	Henry Stupp	Print Name:	Darin Kraetsch
Title:	CEO	Title:	CEO

MERGER SUB:		SELLERS’ REPRESENTATIVE:

FFS MERGER SUB LLC

By:	/s/ Henry Stupp	/s/ Darin Kraetsch
Print Name:	Henry Stupp	Darin Kraetsch
Title:	CEO